

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Patrick Sheaffer
Chairman and Chief Executive Officer
Riverview Bancorp, Inc.
900 Washington Street, Suite 900
Vancouver, Washington 98660

> **Re:** **Riverview Bancorp, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 7, 2010**
> **File No. 333-162621**
> **Form 10-K for Fiscal Year ended March 31, 2010**
> **Filed May 28, 2010**
> **File No. 000-22957**

Dear Mr. Sheaffer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your statement that your directors and executive officers have indicated that they intend to increase their ownership interest through purchasing 200,000 additional shares of your common stock in this offering. Please revise to clarify if these statements of intent are binding or if directors and executive officers may ultimately choose to purchase a different number of shares or not to purchase any shares.

2.   We note your response to our prior comment 2 and your revised disclosure on pages 1, 2 and 16. However, please revise your prospectus summary to disclose if management believes the offering proceeds will be sufficient capital for the company to stay in capital compliance for the next 12 months or if they believe additional capital will need to be

raised. Please also revise your risk factor "Our growth or future losses may require us…" on page 16 to also include this information.

The Ability to Treat Trust Preferred Securities as Regulatory Capital…, page 14

3.   Please revise to disclose the amount of trust preferred you currently count as capital and discuss the potential effect that this regulation could have on your ability to comply with the two memoranda of understanding and supervisory letter directive issued to you by the OTS.

Liquidity risk could impair our ability…, page 16

4.   We note your statement on page 16 that you rely on customer deposits and advances from FHLB of Seattle, borrowings from the Federal Reserve Bank of San Francisco and other borrowings to fund your operations. However, we note on page 3 that your advances from the Federal Home Loan Bank of Seattle and Federal Reserve Bank of San Francisco have decreased from $ 122.9 million at March 31, 2009 to $33.0 million at March 31, 2010. Please revise to disclose why these advances have decreased significantly and disclose the risk of these decreased advances on your liquidity and any risks these decreases place on your company.

We operate in a highly regulated environment…, page 17

5.   We note your discussion of the regulatory reform plan published on June 17, 2009. Please revise your discussion to include updated information on regulatory reform legislation.

Use of Proceeds, page 26

6.   We note your statement that you intend to use the net proceeds from this offering to contribute $17.0 million to Riverview Community Bank to support its growth and related capital needs and that you expect to use the remaining net proceeds for general working capital purposes, which may include quarterly payments of interest on our junior subordinated debentures, including the quarterly interest payment of $300,000 that is currently deferred. However, we note your statement in the risk factor "We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively" on page 22 that you intend to use the net proceeds of this offering for general corporate purposes and you have not designated the amount of net proceeds you will use for any particular purpose. Please revise your disclosure to resolve the discrepancy.

Exhibit 5.1

7.   Please file a revised opinion from counsel that includes counsel's determination that the
        securities are "duly authorized." Please also file a revised opinion from counsel that
        clarifies that the securities will be validly issued, fully paid and non-assessable when the
        securities are sold.

Form 10-K for fiscal year ended March 31, 2010
Personnel, page 22

8.   We note your statement that as of March 31, 2010, you had 233 full-time equivalent
        employees. However, we note your statement on page 12 of the definitive proxy
        statement filed on June 4, 2010 that you do not have your own employees. Please
        explain.

Item 11. Executive Compensation, page 101

9.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
        necessary and describe the process you undertook to reach your conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

CC: By Fax: (703) 883-2511
        John F. Breyer, Jr., Esq.
        Breyer & Associates PC